Exhibit 4.11a

AMENDMENT
TO THE PROMISSORY NOTE
DATED JANUARY 1, 2004

South Bend, Indiana
Effective April 14, 2009

The Promissory Note originally issued to JOHN A MARTELL (“Lender”) by Magnetech Industrial Services, Inc. (“Magnetech”) on January 1, 2004 in the principal amount of Three Million Dollars ($3,000,000.00) (the “Note”), which Note was assigned to and assumed by MISCOR Group, Ltd. (“MISCOR”) effective January 1, 2007, and which Note was extended by MISCOR on or about October 29, 2008, is hereby amended by agreement of both MISCOR and Lender as follows.

1.   Amendments to Note.  The Note is hereby amended as follows:

(a)  MISCOR in place of Magnetech

Wherever “Magnetech” is referenced in the Note as borrower, the name shall be substituted with “MISCOR” to reflect the May 2006 assignment and assumption referenced above.

(b)  Suspension of Payments until February 1, 2010 and Addition of Minimum Interest Rate

That portion of the third full paragraph of the Note, which currently reads:

Thereafter, equal monthly principal installments of Fifty Thousand Dollars ($50,000) and all accrued interest on the outstanding principal balance shall be due and payable commencing on February 1, 2009 and continuing on the 1st day of each month thereafter until December 31, 2013, when all remaining principal and accrued interest under this Note shall be due and payable in one lump sum amount. Notwithstanding anything in this Note to the contrary, the interest rate payable on the outstanding principal balance of the Note during the Extended Term shall be the Prime Rate, plus 1%. The Prime Rate will continue to be adjusted on the first day of each month during the Extended Term.

Shall be deleted and replaced instead by the following paragraph

Commencing April 14, 2009, and continuing through January 31, 2010, no principal or interest shall be due and payable to Lender, but interest shall continue to accrue and shall compound monthly.  All accrued interest shall be due and payable on February 1, 2010.  Equal monthly principal installments of Fifty Thousand Dollars ($50,000) and all accrued interest on the outstanding principal balance shall be due and payable commencing on February 1, 2010, and continuing on the 1st day of each month thereafter until December 31, 2014, when all remaining principal and accrued interest under this Note shall be due and payable in one lump sum amount.  Commencing on April 14, 2009, the interest rate payable on the outstanding principal balance of the Note shall be the Prime Rate, plus 1%, with a minimum rate of 5% per annum.  The Prime Rate will be adjusted on the first day of each month.

2.           Balance of provisions of Note to Remain Unchanged and in Force and Effect.  Except as amended by Section 1 of this Amendment, all of the other terms and provisions of the Note remain unchanged and in full force and effect.

3.           Binding Effect; Assigns.  This Amendment and all of the provisions hereof shall be binding upon and inure to the benefit of the Lender, his successors and assigns.

4.           Governing Law.   This Amendment and the validity, interpretation and performance of the terms and provisions hereof shall be governed by, and construed in accordance with, the internal laws of the State of Indiana, without regard to the principles of conflicts of laws.

5.           Headings.  The headings used in this Amendment are for convenience of reference only and shall not be construed to affect the meaning or construction of any of the provisions hereof.

6.           Entire Amendment.  This Note Amendment constitutes the entire amendment of the Note, and supersedes all prior agreements and undertakings, both written and oral, between MISCOR and Lender with respect to such specific subject matter.

IN WITNESS WHEREOF, MISCOR has caused this Amendment to be executed this 14th day of April, 2009.

MISCOR:

MISCOR GROUP, LTD.

By:	/s/ John A. Martell
John A. Martell, President & CEO

AMENDMENT AGREED TO	JOHN A. MARTELL

	By:	/s/ John A. Martell
John A. Martell